Filed by Investcorp Europe Acquisition Corp I and OpSec Holdings

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Investcorp Europe Acquisition Corp I

Commission File No.: 001-41161

Date: May 11, 2023

On May 11, 2023, SPACInsider published on its website a podcast in which information regarding the business combination agreement and proposed transactions contemplated thereby (the “Transactions”) between Investcorp Europe Acquisition Corp I (the “Company”) and OpSec Holdings (“Pubco”) was discussed. The following is a transcript of the podcast:

Nick Clayton:	Hello and welcome to another SPAC Insider podcast where we bring an independent eye in interviewing the targets of SPAC transactions and other SPAC partners.

There are big things happening in brand security, from physical marks that track products through their supply chains to digital tools to prevent online piracy. I’m Nick Clayton and this week my colleague Molina Haddad and I speak with Selva Selvaratnam, CEO of OpSec Security. OpSec provides a variety of brand security services and it announced a $426,000,000 [00:00:30] combination with Investcorp Europe Acquisition Corp I in April. Selva tells us how OpSec approaches cross-selling among its clients and how M&A plays into its efforts to expand even to margins. He also tells us how this SPAC deal could accelerate that path. Take a listen.

So Selva, I know that you’ve been with OpSec since 2020, but the company’s been around for quite a while beforehand, and what seems [00:01:00] like some very different periods in its life cycle from being public before to being taken private again and all while the technology was really changing a lot around it. So can you talk a bit about that journey and how things were going with the company when you first came on board?

Selva Selvaratn...:	OpSec started its life looking at how to protect a product by putting something on it. It started off in the hologram arena by putting high security holograms on products to sort of protect them so they can be authenticated. This went on for quite a while. It then, through a series of acquisitions, they broadened [00:01:30] their portfolio and ability to supply track and trace solutions, licensing solutions, but it was always focused on protecting a brand’s intangible values, its reputation in the marketplace, the ability to recognize a fake product, the ability to monetize your brand through licensing. That’s where it started, and as time went on, there was a greater and greater software component that was being built into the offering itself. And over time that software component started to intersect [00:02:00] with wanting to protect brands online.

So in 2020 there was, through an acquisition, which is when I just about came in, we moved quite significantly into providing also online brand protection, or brand protection in cyberspace as it were. So we then had the ability to sort of protect you from where your products were made through the shipping channels to where it’s supposed to go to, for you to interact with the customers that buy it, all the way to its presence in cyberspace, in marketplaces and all the other places that products [00:02:30] now exist, and for us to protect them in that space. Because... So, with that evolution, we were able to say there are products being advertised where they shouldn’t be, there are MAP violations taking place, there are products being gray market diverted, and we have then built upon that.

So when I arrived, we were at the beginning part of the digital journey in 2020. Now that’s advanced quite considerably, all the way up to today where we have now integrated the OBP offering, integrated it with our physical offerings [00:03:00] and with our latest acquisition of Zacco, we’ve brought IP management into the portfolio. So it takes us to a fairly broad 360 provider of IP protection and IP management.

And we tend to operate in three broad spaces. We help with the creation of IP, so we look at trademarks, patents, the ideation that goes with sort of putting IP together around your brand. We then help you monetize it by making it correctly, [00:03:30] meeting compliance requirements with ESG, shipping it through your supply chains, and then protecting it and then licensing it is required. And then last but not least, we then protect its presence during the sale process in the digital world, in marketplaces. And we’re beginning to look at also starting to protect NFTs, for instance, we protect NFTs, we protect the brand as it exists in its various reincarnations.

We’re uniquely positioned fundamentally because we are vertically integrated. So we make the products that you actually put, [00:04:00] we make the authentication products that you actually put on your product itself to protect it. Now that gives us an advantage because we [inaudible 00:04:07] the supply chain requirements that each large brand has.

So it’s been a journey. It’s been an interesting journey and I joined, it was a much smaller company and we are now much, we are about three times the size now. We are about $218,000,000 [pro forma revenue for 2023]. It’s been an interesting journey that’s got us here.

Nick Clayton:	Yeah, that’s what I wanted to get into next. And just looking at it, looks like the company was doing about $88,000,000 in annual revenue when you got there in 2020. Now expecting, as you [00:04:30] mentioned, the $218m in the 2023 fiscal year. And just of those, you mentioned a lot of different new capabilities that have grown onto the group over those years. Which have had the biggest impact on that revenue growth?

Selva Selvaratn...:	The revenue growth, the greatest part, obviously, was our licensing and our solutions for track and trace, particularly in tax stamps grew quite considerably. Our brand protection online presence was brought on board by obviously the acquisition of MarkMonitor and the OBP [00:05:00] capabilities that happened in 2020. And then the last beat of that puzzle is the IP patent management and the trademark management and the compliance management that came with Zacco. Now Zacco is a very old name and it’s just about come on board, but that’s what takes us to the proforma of 218.

Molina Haddad:	Right. And just going off of that, can you walk us through how OpSec’s business model works overall?

Selva Selvaratn...:	It starts right at the beginning. And at the beginning if you’re making a product and you want to protect the manufacturing of the product, [00:05:30] we will supply you with the authentication labels you need, to attach to the product in one way or another so you can tell it’s your product. We are then capable of tracking and tracing that all the way through the supply chain to its final destination.

Because we are tracking and tracing it, we can actually work out gray market diversion. We can work out if it ends up in the wrong place, obviously, right? So you will get instances where products is manufactured but 30% less turns up. Well, we can tell you where the other, the 30% might have gone by backtracking where it should have [00:06:00] arrived from.

We then help brands interact with their buyers because they’ll be able to scan the SQ code that we’ve put on, or something on the product that they can scan, it might be an RFID tag, with their phones to then interact with the BIOS to check that it’s an authentic product where necessary. Some customers use it, some customers don’t, but it allows you to be able to tell where that is going.

And then last but not least, in conjunction with that, we obviously are scanning the internet, sort of look for fake products [00:06:30] being put up, products that are not authentic being put up, product in the wrong marketplaces. That’s how the business model works all the way through.

But there are also other things we protect. Copyright, for instance. Copyright on films. So if they’re live broadcasts, we will actually fingerprint what’s being broadcast and detect when these are copied and put into social media platforms. And we will then block or remove them from those social media platforms. Video on demand, peer to peer.

These are all things we watch out for our various customers to be able to protect [00:07:00] their copyright in cyberspace as it were. Because the consumption of these things have changed over time and as things go forward, a lot of intangible rights and benefits don’t exist in physical form anymore. And we are there to protect both sides of it, the physical side and the intangible values that brands have and thrive on.

Molina Haddad:	Got it. And it seems like although the company has diversified quite a bit, your core business is still managing IP portfolios themselves. So [00:07:30] when you work on bringing in clients and beginning the cross-selling process, what tends to be the part of the business that first gets your foot in the door?

Selva Selvaratn...:	It actually is a very, very mixed story. There are customers that don’t buy our whole solution. A lot of customers take portions of it. So it depends where they’re coming from. If it’s governments we are dealing with is tax stamps and RFIs that we go after. And then we can either supply the full software solution or we can supply just the tax stamp if required. That then usually opens up [00:08:00] other opportunities.

With most customers, it’s never a very large program. It’s a program that is fairly defined and then expands over time. Our solutions are sticky. Our customers stay with us a long time. Our retention rates are very high. So our customers tend to commit to us, we tend to work in a white glove treatment method with them. And it’s usually a small order that expands through an RFI or by just us talking to customers who have a problem and they come [00:08:30] to us and say, we have this problem, how do we help solve it?

Nick Clayton:	Yeah, that gets right at what I wanted to ask about next, in that you have a great slide in your presentation where you break down the business well in terms of what are some of the other players operating in each of those segments, what you think you do well, where you think you have a more dominant market position or not. And I found it interesting just looking at that in that you rate yourself as having a less dominant market position when it comes to those government solutions. But that’s a market segment you know well from your time at De La Rue. So what sort of challenges has OpSec faced in breaking in there further?

Selva Selvaratn...:	[00:09:00] The government protection business is an important part of our business because it gives us a lot of the enabling technologies that we use right across the business. It also gives us an incredible amount of credibility in the marketplace. We deal with governments, they trust us to produce their tax stamps, to apply them to soft drinks, to alcohol, tobacco, to whatever they want to apply it to. It’s a revenue generation mechanism. We can supply the tax stamp, we can apply all the security features that are required on it, and that varies from covert to overt security features. Just as you do on currency, [00:09:30] it’s valuable.

And then that moves on to the track and trace capability that is applied. So it’s a use of our technology in a highly demanding regulated area that gives, that anchors us to where we want to go. Now when you look at the other players in this market, that’s all they focus on. We use that as a lever to enable technologies and capabilities into the brand space.

Nick Clayton:	Right, and similarly, although it remains a relatively small part of your revenue [00:10:00] mix right now, your presentation rates OpSec as being a market leader in that online brand protection, as you were discussing there. And that’s a market I imagine there’s a lot of demand for and probably a great deal of competition. But in terms of your own tools, why is OpSec a cut above the rest there?

Selva Selvaratn...:	Well, I think fundamentally our technology. We invest a huge amount in technology and that investment has led to, we use machine learning, we use AI mechanisms to sort of help us do what we need to do. At the same time, we’ve developed a symbiotic technology that actually [00:10:30] deals with the ethos we bring to a brand. Our ethos with a brand is a white glove treatment where we are close to the brand, we understand their business, and we tailor things to their business. In reality, our systems are configurable and we configure to needs and that works really well with our customers. Because what they want is a partner that’s going to see them on a medium term journey, not a supplier.

So that sort of differentiates us quite significantly. That’s sort of augmented by the fact that if you look at the Interbrand Best Hundred Brands in the [00:11:00] World, we deal with about two thirds of them. These are the biggest companies in the world. And the reason they deal with us is because we have that all rounded, integrated, we sit and become part of your team type technology and advice. We become the trusted experts for them in particular areas that they want to focus on their business, they want us to do, they want us to help them protect what they need protected and depend on us as trusted advisors as well.

Molina Haddad:	And so how, would you say, has [00:11:30] the technology of brand security changed in recent years and are you working to involve the blockchain in any of your approaches?

Selva Selvaratn...:	We’ve looked at blockchain and other technologies. We apply technologies when there is a need and we have looked at blockchain in the areas we operate in. Unless you look at very niche areas, it doesn’t bring an advantage so we haven’t applied it. We have the capabilities to apply it obviously, [00:12:00] but we haven’t found the need to apply it yet. But other technologies such as machine learning and AI have more relevance in what we’re doing. So we tend to focus on those to give us the advantage that we need.

Molina Haddad:	Got it. And OpSec has completed 10 acquisitions since 2006. So, M&A has been a big part of the company’s growth story. How have those deals made an impact and what has been your strategy looking at those opportunities in your time as CEO?

Selva Selvaratn...:	In my time as CEO, I started at a time [00:12:30] when the company went into lockdown. So it was a time of seismic change, at the time. The earthquakes were happening, with COVID. And what we did at the time was to ensure that our customers were not let down. Our factories stayed open, supply chains stayed open, we worked out mechanisms to keep the supply chains flowing for our customers. That was very important. That’s why they come to us. They want a resilient company with multiple manufacturing sites that is capable of carrying on supplying even under seismic changes such as COVID and how it applied to the world as it were. It [00:13:00] brought about a change in the business.

Now how have we brought, so how have I looked at the business? We’ve looked at the business in terms of M&A. The story is about providing a rounded and complimentary services to brand protection and the abilities such as in government to build on what we have to go further. So we acquire technologies, we acquire capabilities, but either to augment geography or to drive capabilities in particular [00:13:30] areas such as the acquisition of Zacco. That brought about trademark management, patent registrations, digital compliance and other capabilities we did not have but we know our clients want.

Molina Haddad:	And how much did the potential for a greater deal making flexibility as a public company plan to OpSec’s decision to ultimately go public in a SPAC deal?

Selva Selvaratn...:	I think it played a part because what we are looking at, I think it gives us the credibility, it [00:14:00] gives us the ability to invest and innovate further and also the financial capability to start looking, to dream a little, to look at the next level of where we can go. And this company has got a long road ahead of us. With a great many exciting things about to happen.

Nick Clayton:	And moving on to that deal, OpSec wound up with the opportunity to be able to do a transaction with a SPAC team that was affiliated with your own sort of ownership group. And I mean there’s been a lot of deals similar to that with that level of familiarity. And while I guess [00:14:30] some people may raise their eyebrows at it, we’ve actually seen in terms of the results that familiarity between the target companies and SPAC sponsors generally has a huge benefit to the transactions. But I’m just interested in what has been your perspective on how that all kind of came together from the inside?

Selva Selvaratn...:	We were looking for where our journey would take us, and we had fundamental areas that we wanted to focus on. We wanted to look at becoming a public company. We could have gone IPO, we could have gone a SPAC, we could have gone to another private property. But what this gave us was the ability, I think it gave us [00:15:00] liquidity, it gave us the ability to actually give us a lot more credibility. Remember we are dealing with a company’s probably most valuable asset, a brand, and the credibility of the company that is able to supply a broad service becomes more and more important. And I think that raises our stature to a point where it becomes important. And so we focused on where that might take us. And the SPAC was owned by another part of Investcorp and it came together at arms length, and it actually... The familiarity of the business [00:15:30] was very useful in helping us make this decision as we go forward.

Nick Clayton:	Yeah, I mean looking at the terms, for anybody who looks at a lot of SPAC deals, you can see some signs of some transactions that seem to very heavily favor one side or the other. Either through very eye-popping valuation for sometimes very early companies, but also sometimes with overly generous terms for the sponsor, and this one doesn’t have any of those. I mean the sponsor is still forfeiting a lot of promote shares and OpSec is coming at a discount to most of its listed peers in terms of the initial valuation. And so just [00:16:00] as that process was going through, what were some of your priorities in terms of negotiating a deal that you were going to be putting forward as a strong deal to the public?

Selva Selvaratn...:	I think my priority was to show a company that’s got a path forward and the ability to actually perform going forward. Not one that’s going to come in that is over leveraged or at a point where evaluations are so high, they’re unsustainable. We have a fair valuation, that sort of takes us into a market where we know we can grow and perform and [00:16:30] we have a trajectory in front of us that will bring value to our shareholders. So that was my primary focus as we went forward and was the core of all of our negotiations.

Nick Clayton:	Right, and looking at that too, you provide great information for investors to take a look at in your presentation. And OpSec is growing at a much faster clip than most of its listed peers, but many of them do have some edge on OpSec at the moment, just in terms of their own EBITDA margins. So how are you working on closing that gap there?

Selva Selvaratn...:	I think the EBITDA margins will grow as we leverage the technologies that we’re beginning [00:17:00] to expand on. We’ve invested in technologies in prior years, that investment is beginning to start to pay off and the automation we are bringing to it and the scale we will bring as we grow will drive to the bottom line. So I expect our bottom line margin to grow and there’s some indications in some of our literature as to where we’d be going with it.

Molina Haddad:	And in approaching that with M&A, what has the market climate been like for acquisitions? There have been a lot of signs of venture funding in particular drying [00:17:30] up. Has that impacted valuation expectations out there at all?

Selva Selvaratn...:	It depends on the companies you’re looking at. If you’re looking at profitable companies working in growth areas, I don’t think it’s affected it that much. And what we are doing are looking at companies that complement what we have, with either high synergies or are complimentary and profitable. Zacco was exactly that.

Molina Haddad:	Got it. And then what is the new service out there that you’d be most excited to add, either organically or inorganically [00:18:00] to your company?

Selva Selvaratn...:	I think there are multiple areas where we have gaps in what we offer our customers chief among, which is domains, for instance. Domain registration is something we do, but we don’t have it in our core. I’d like that to be a core part of what we do. Because that’s another part of brand identity. We have gaps in our ability in certain geographies. So that geographical expansion we could be looking at as well. And in terms of technology, the investment in machine learning and AI is continuing and it is something that we [00:18:30] will keep looking at to see what we can do to... Again, that’s a means of us leveraging our bottom line.

Nick Clayton:	That’s really interesting, that point you through in there because it’s just such a hot topic right now in terms of AI and machine learning, and I imagine that there’s something that companies like yours have to be guarded against that from two different ways. Well, on one hand it’s a fantastic tool to be able to use in terms of monitoring the marketplace, but I imagine at least some brands are having to face at least some issues with the amount of counterfeit products and things like that out there. And the ability of some of these AI models, whether it’s ChatGPT or whatever, [00:19:00] to generate fake content about brands or connected with them and things like that. What have you been seeing in terms of how some of those things that are floating out there affect you?

Selva Selvaratn...:	We haven’t seen much yet. I think it’s early days. We have countermeasures to a lot of these, which obviously I wouldn’t want to talk about as well, but the countermeasures will come. Remember if you go back to counterfeiters, it has always been an arms race. There’s always been a race between the forger coming up with something and you’re coming up with something else. But technology [00:19:30] gives us an edge and the scope we have and the scale we have will always give us an edge to be able to predict more and more as we start to go forward. But it’s an unending battle and this is why brands depend on an expert in this area to sort of get what they want out of them because they can’t do this because they don’t specialize in it.

Nick Clayton:	And just looking at your scale and the amount of things that you’re being able to keep track of, all at the same time, I imagine there’s a fabulous amount of data that you’re being able to harvest on a regular basis, whether, I mean sometimes on [00:20:00] supply chain issues, as you were talking about earlier, in terms of the actual physical goods and the movement of goods, but also just in the amount of productivity and other things like that online. Have you considered creating any type of public data products along those lines and studying what you’re seeing out there?

Selva Selvaratn...:	Well, I think what you’ll find is it’s early days yet when we’ve started to integrate all the companies we’ve acquired. We do have an enormous amount of data. What we can mine out of the data and how it’s applied [00:20:30] is something we will be looking at over time. And as you asked before, that’s probably an area of investment that we need to start to think about... Well it’s not probably, it is an area of investment that we are thinking about and it is an area where I feel over time the data that we have on trends in the marketplace, it doesn’t have to be about a particular brand, would actually be valuable, but this is something we are going to start to look at over time. This is in the road ahead, and it’s an exciting road ahead.

So if you look at what OpSec is, [00:21:00] right, we are a leading provider and we are leading because there’s no... Think of another company that has the breadth of service we have and you won’t find any, right? There are very, very few. There are plenty that will offer segments of what we do. But joined together puts us in a relatively unique position. We’re in fast-growing addressable markets, the markets we are in are growing extremely quickly and their trends, macro trends that are driving things, the ESG agenda, the [00:21:30] circular economy that is coming through, all of these things are driving the requirement to be able to tell, “Is this product I got real? Is it being reused?” And brands want to know who the owners are. Not just a first owner, but the second owner and the third owner and the fourth owner. Because they want to interact with their consumers as it were. It’s innovation driven and that’s, innovation is at our core. It always has been. If you go back to OpSec’s DNA, we started off in an innovation area. That’s where we come from.

Our customer base is exceptional. [00:22:00] It is some of the best and most well-known brands in the world and we have high retention rates. Our management team, that’s another piece that I think people need to realize. When I came on board, we recruited a whole new management team, looking forward to the future. To a bigger company capable of driving greater momentum in the marketplace. And the management team was built around that from sales leaders to business leaders to product management, to the head of HR. It was put together. So this becomes a bigger company that is capable of scaling. We don’t have the normal [00:22:30] growth scenario you go through where you hit a ceiling because your management team now needs to scale up. We started that journey on that scale already.

We have significant runways for growth here with addition of missing services as well as expansion of wallet. And our financials are compelling, whichever way you look at it. We have 15% EBITDA [margin], our [pro forma revenue for 2023] is $218,000,000. And we, at the beginning of our journey. All of this thing ties together to sort of provide an offering that I [00:23:00] think would differentiate us quite significantly, even in the IPO space.

Additional Information and Where to Find It

In connection with the Transactions, a Registration Statement on Form F-4 is expected to be filed by Pubco with the SEC that will include a proxy statement of the Company that will also constitute a prospectus of Pubco (the “Proxy Statement”). The definitive Proxy Statement will be mailed to the Company Shareholders. The Company, OpSec and Pubco urge investors, shareholders and other interested persons to read, when available, the Registration Statement, as well as other documents filed with the SEC, because these documents will contain important information about the Company, OpSec, Pubco and the Transactions. The definitive Proxy Statement will be mailed to the Company Shareholders as of a record date to be established for voting on the Transactions. The Company Shareholders will also be able to obtain a copy of such documents, without charge, by directing a request to: Investcorp Europe Acquisition Corp I, Century Yard, Cricket Square, P.O. Box 111, George Town, Grand Cayman KY1-1102, Cayman Islands. These documents, once available, can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

Participants in Solicitation

The Company, OpSec, Pubco and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of the Company Shareholders in connection with the Transactions. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of the Company’s directors and executive officers in the final prospectus from the Company’s initial public offering, which was filed with the SEC on December 17, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of the Company Shareholders in connection with the Transactions will be set forth in the Proxy Statement for the Transactions when available. Information concerning the interests of the Company’s and OpSec’s participants in the solicitation, which may, in some cases, be different than those of the Company’s and OpSec’s equity holders generally, will be set forth in the Proxy Statement relating to the Transactions when it becomes available.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transactions and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of the Company, Pubco or OpSec, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward Looking Statements

This communication contains certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or the Company’s, Pubco’s, OpSec’s or the combined company’s future financial or operating performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “could”, “should”, “expect”, “intend”, “might”, “will”, “estimate”, “anticipate”, “believe”, “budget”, “forecast”, “intend”, “plan”, “potential”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, and OpSec and its management, as the case may be, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. None of the Company, Pubco, OpSec or the combined company undertakes any duty to update these forward-looking statements.

For example, statements concerning the following include forward-looking statements: (1) the expected timing and likelihood of completion of the Transactions, including the risk that the Transactions may not close due to one or more closing conditions to the Transactions in the Business Combination Agreement not being satisfied or waived on a timely basis or otherwise, or that the required approval of the Business Combination Agreement and related matters by the shareholders of the Company may not be obtained; (2) the Company’s potential failure to raise sufficient funds in one or more equity financings so as to meet the closing condition under the Business Combination Agreement that requires it to have $50 million of funds (including funds in its trust account, after deducing any amounts paid out for redemptions by the Company Shareholders) as of the closing; (3) the potential inability of Pubco to meet the initial listing standards of the applicable stock exchange following the Transactions, including due to excessive redemptions of the Company’s public shares; (4) costs related to the Transactions; (5) the potential occurrence of a material adverse change with respect to the financial position, performance, operations or prospects of Pubco, OpSec or the Company; (6) the potential disruption of Company management’s time from ongoing business operations due to the Transactions; (7) announcements relating to the Transactions potentially having an adverse effect on the market price of the Company’s securities; (8) the potential effect of the Transactions and the announcement thereof on the ability of OpSec to retain customers and hire key personnel and maintain relationships with its customers and suppliers and on its operating results and business generally; (9) risks relating to the growth of OpSec’s business and its ability to realize expected results; (10) risks relating to OpSec’s plans for targeted acquisitions and upscaling organically; (11) risks relating to the growth and expansion of OpSec’s portfolio of solutions; (12) risks relating to the viability of OpSec’s growth strategy, including related capabilities; (13) risks relating to trends and developments in the IP/brand optimization, monetization and protection industry; (14) the risk that the combined company may be adversely affect by other economic, business, and/or competitive factors, or adverse macroeconomic conditions, including inflation, supply chain delays and increasing interest rates; (15) variances between the historical financial information OpSec presents and its PCAOB audited financial statements for 2022 which may be significant when they become available; and (16) other risks and uncertainties, including those identified in any proxy statement/prospectus in a Registration Statement on Form F-4 relating to the Transactions (which is expected to be filed by Pubco with the SEC), the “Risk Factors” section of the Company’s registration statement on Form S-1, other documents filed by the Company from time to time with the SEC and any risk factors made available to you in connection with Pubco, the Company, OpSec and the Transactions.

The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in the Company’s most recent filings with the SEC and will be contained in the Registration Statement, including the Proxy Statement expected to be filed in connection with the Transactions. All subsequent written and oral forward-looking statements concerning the Company, OpSec or Pubco, the Transactions described herein or other matters attributable to the Company, OpSec, Pubco or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of the Company, OpSec and Pubco expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.